

Mail Stop 3030

February 13, 2017

Brenton Mix
Chief Executive Officer
Elite Data Services, Inc.
1550 Wewatta St.
Denver, CO 80202

      Re: **Elite Data Services, Inc.**
              Form 10-K for the fiscal year ended December 31, 2015
              Response dated January 24, 2017
              File No. 000-11050

Dear Mr. Mix:

We have reviewed your January 24, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2016 letter.

1. Please confirm that you will include the substance of your response to prior comments 6 and 7 in your future filings as applicable.

2. Please tell us the status of effecting the reverse stock split mentioned in your response to prior comment 13 and update your disclosure in your future filings as appropriate. The reference to "will submit the proper filing" in the last sentence of your response is unclear regarding whether or not the reverse split has been effected. Further, the Form 8-K filed on November 2, 2015 states that "[e]ffective October 15, 2015 the Company effectuated the actions described above." The "actions described above" include the reverse stock split. Therefore, it continues to appear you effected the reverse stock on October 15, 2015, contrary to your response regarding the split occurring on August 26, 2016. Please revise or advise.

Item 8. Financial Statements

Note 15. Stockholders' Equity

Reverse Stock Split, page F-26

3.   You indicate in response to comment 10 that retroactive presentation of the reverse stock split is not required until the WOD LLC transaction is completed. However, in this note and in your response to comment 13 you clearly disclose that on August 26, 2016 your Board of Directors effected the reverse stock split. Since your reverse stock split was completed on August 26, 2016, and your financial statements were released after that date, SAB Topic 4.C and ASC 260-10-55-12 requires you to retroactively present the reverse stock split in your filing. In the requested amendment, please revise your accounting and related disclosure accordingly.

You may contact Michael Fay, at (202) 551-3812 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery